IAMGOLD CORPORATION

TSX: **IMG**   NYSE: **IAG**

NEWS RELEASE

IAMGOLD PROVIDES MINERAL RESOURCE UPDATE FOR CÔTÉ GOLD AND REPORTS STRONGEST QUARTER FOR PRODUCTION IN 2012 WITH CONFIRMED PRODUCTION GUIDANCE FOR 2013

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, January 22, 2013 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced a mineral resource update for its Côté Gold project in northern Ontario along with the Company's production results for 2012 and guidance for 2013.

- The vast majority of the Côté Gold mineral resources are now classified as Indicated. The updated resource estimate represents a 114% increase in Indicated Resources from the previous estimate.
- Strong fourth quarter 2012 gold production of 214,000 attributable ounces brings total year attributable gold production to 830,000 ounces;
- An expectation that average total cash costs (including royalties) per ounce for 2012 will be around ± 3% of the upper end of the previously provided guidance range of $670 to $695 an ounce;
- 2013 gold production is expected to range between 875,000 and 950,000 attributable ounces, with total cash costs (including royalties) between $850 and $925 an ounce;
- Gold production forecast to grow approximately 80% over the next five years to 1.4-1.6 million ounces by 2017;
- Niobium production of 4.7 million kilograms for 2012;
- Niobium production for 2013 is expected to range between 4.7 and 5.1 million kilograms at a margin of between $15 and $17 a kilogram;
- The conflict in Mali has not disrupted production at the Company`s joint venture operations, but exploration activity has been reduced as a precaution.

IAMGOLD's President and CEO, Steve Letwin said, "The resource update for Côté Gold demonstrates significantly higher confidence in both the geological and gold grade continuity of the deposit and reaffirms our decision to acquire this project.

"Our gold production in the fourth quarter was the strongest this year", continued Mr. Letwin, "enabling us to finish 2012 near the lower end of our guidance. While performance at our IAMGOLD operated mines has been solid, the underperformance at Sadiola has led us to re-assess our strategy with respect to our joint venture operations. Over the next five years, the combination of growth initiatives at our existing mines, the ramp-up to full production at Westwood and the expected start-up of Côté Gold in 2017 should drive production up 80% to 1.4-1.6 million ounces."

CÔTÉ GOLD MINERAL RESOURCE UPDATE

The mineral resource estimate for Côté Gold was prepared in accordance with National Instrument 43-101 and incorporates assay results from an additional 85 drill holes (47,325 metres) since the October 4, 2012 estimate. The new Côté Gold resource estimate consists of an Indicated Resource of 269 million tonnes averaging 0.88 grams of gold per tonne for 7.61 million ounces and an Inferred Resource of 44 million tonnes averaging 0.74 grams of gold per tonne for 1.04 million ounces. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 114% increase in Indicated Resources from the previous estimate, also based on a cut-off grade of 0.30 grams of gold per tonne. The updated Côté Gold resource estimate benefited from the infill drilling that substantially upgraded the quality of the estimate through conversion of Inferred Resources to Indicated Resources.

A positive attribute of the Côté Gold deposit is its accessibility for open-pit mining. The deposit locally outcrops at surface and, based on the extensive drilling program to date, the depth of the barren overburden averages 5.8 metres.

The mineral resource estimate was carried out by Roscoe Postle Associates Inc. ("RPA") and reported in accordance with National Instrument 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by RPA Associate Principal Geologist Jamie Lavigne, P.Geo. with geostatistical input and verification provided by Mohan Srivastava, P.Geo., a consultant with IAMGOLD.

The table below presents the mineral resource at the 0.30 grams of gold per tonne cut-off as well as at several additional cut-off grades for comparison purposes.

CÔTÉ GOLD PROJECT - MINERAL RESOURCE ESTIMATE December 31, 2012				
Classification	Cut-off Grade g/t Au	Tonnes Millions	Grade g/t Au	Contained Au Millions of ounces
INDICATED	0.25	278	0.86	7.68
	0.30	**269**	**0.88**	**7.61**
	0.40	244	0.93	7.32
	0.50	210	1.01	6.83
INFERRED	0.25	47	0.71	1.07
	0.30	**44**	**0.74**	**1.04**
	0.40	36	0.83	0.95
	0.50	30	0.90	0.88

Notes:
1. CIM Definitions were followed for classification of Mineral Resources.
2. Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au.
3. Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
4. High grade assays are capped at 15 g/t Au and 20 g/t Au depending on sub-domain.
5. Bulk density of 2.71 t/m^3 was used for tonalite and breccia and 2.79 t/m^3 was used for diorite.
6. The Mineral Resource Estimate is constrained within a Whittle Pit shell using assumed costs and the above noted gold recovery and gold price
7. Mineral Resources are not Mineral Reserves and do not yet have demonstrated economic viability, but are deemed to have a reasonable prospect of economic extraction.
8. Numbers may not add due to rounding.
9. Mineral Resources are reported on a 100% basis; IAMGOLD has a 92.5% average attributable ownership of this project.

The effective date of this resource estimate is December 31, 2012 and includes all validated drill results available as at December 31, 2012.This estimate is based on assay results from a total of 293 diamond drill holes (158,047 metres). Since the completion of the October 4, 2012 estimate, which was based on 208 diamond drill holes (110,722 metres), a further 85 diamond drill holes (47,325 metres) were available and validated as at December 31, 2012. Mineralized wireframes were interpreted and used to constrain grade interpolation by ordinary kriging.

2012 GOLD PRODUCTION

Attributable gold production for the fourth quarter 2012 was 214,000 ounces, bringing production for the full year 2012 to 830,000 ounces. Full year production was slightly below the lower end of the guidance range of 840,000 to 910,000 ounces primarily due to the Company's underperforming joint venture operations. The Company expects that average total cash costs (including royalties) per ounce will be around ± 3% of the upper end of the previously provided guidance range of $670 to $695 an ounce.

Attributable Gold Production (000s ozs.)					
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2012
IAMGOLD Operator					
Essakane (90%)	80	81	77	77	315
Rosebel (95%)	93	94	95	100	382
Doyon (100%)	2	2	-	-	4
	175	177	172	177	701
Joint Ventures					
Sadiola (41%)	25	22	26	27	100
Yatela (40%)	7	5	7	10	29
	32	27	33	37	129
Total	**207**	**204**	**205**	**214**	**830**

2012 NIOBIUM PRODUCTION

In 2012, IAMGOLD produced 4.7 million kilograms of niobium at an average margin of $15 per kilogram, which was within the guidance range of 4.6-5.1 million kilograms at an average margin of between $15 and $17 a kilogram.

PRODUCTION AND CASH COST GUIDANCE

Gold Production and Cash Costs

The Company confirms its previously announced gold production guidance of 875,000 to 950,000 attributable ounces for 2013. As in the past, production is expected to vary from quarter to quarter as a result of such factors as the rainy season in Suriname in the second quarter and the ramp-up in production at Westwood throughout 2013.

With the Westwood processing facility on track to begin gold production by the end of March, and development studies and permitting at Côté Gold expected to be completed in 2014 followed by a construction start the following year, the Company confirms its five-year production guidance with gold production expected to grow by approximately 80% to 1.4 to 1.6 million ounces by 2017.

At the Company's joint venture operations in Mali, which underperformed in 2012, the recent escalation of conflict in the country has not disrupted production nor has there been any interruption in supply chains. Although it is business as usual at the Sadiola and Yatela mines operated by the Company's joint venture partner and which are approximately 1,300 kilometres by road from the regions of conflict, the Company is reducing its exploration activity in the region at this time as a precautionary measure.

Total cash costs, including royalties, for 2013 are expected to increase to a range of between $850 and $925 an ounce. Approximately one third of the increase in cash costs per ounce is attributed to inflation while another third reflects the impact of lower ore grades on production costs. The balance of the expected year-over-year increase is due to both the transition to harder ore at the Company's mature mines and the higher unit costs at Westwood attributed to lower production in its first year of operation. The growing proportion of harder ore drives up stripping ratios and labour costs and exerts a greater demand on crushing and grinding capacity, which in turn increases energy consumption and the use of reagents.

Continued Mr. Letwin, "The lower grades of ore, combined with the energy- and labour-intensive nature of low-grade deposits, present a cost challenge in our industry. Whether existing projects or future developments, we have to explore more innovative ways of curbing cost escalation, and that applies to operating costs and capital expenditures. Sustaining operational excellence is key, so the one thing we're changing is the way we benchmark our performance. This has to be an ongoing process and not a quarterly event. In the ensuing months we plan to adopt a more broad-based measure of operating efficiency, and to refine those same cost elements, such as sustaining capital and general and administrative costs, for inclusion in the calculation of expected rates of return on our projects."

Guidance for 2013 is based on the following economic assumptions:

- Average gold price per ounce of $1,700;
- Average crude oil price per barrel of $95;
- U.S. dollar value of the Euro of 1.25;
- Canadian dollar value of the U.S. dollar of $1.00; and
- Effective tax rate of 38%.

Niobium Production

The Company expects to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at a margin of between $15 and $17 a kilogram. The operations at Niobec remain strong.

2013 CAPITAL EXPENDITURE FORECAST

The Company previously announced that it was reducing its 2013 capital expenditure forecast due mainly to the delayed approval of the Sadiola sulphide project and the deferral of capital spending for the Niobec expansion. The timing of capital spending related to the Niobec expansion project will be aligned with the advancement of permitting and the outcomes derived from the completion of the feasibility study in the third quarter of 2013.

The Company is providing 2013 capital expenditure forecasts by operation upon completing a review of the key variables, including economic assumptions, incorporated in the life of mine plans and feasibility studies. As such, the Company`s 2013 capital spending forecasts for Westwood and Essakane are $100 million and $300 million, respectively. The forecast for Rosebel will be provided upon completion of the feasibility study, expected by the end of the first quarter 2013, and the Sadiola sulphide project is undergoing a strategy review. The Company is forecasting $80 million for capital spending at Niobec in 2013 for mine development, sustaining capital and the expansion feasibility study ($20 million).

2013 EXPLORATION PLAN

The Company's planned exploration spend for 2013 is $142 million, with approximately 54% earmarked for greenfield exploration, including ongoing exploration and feasibility work at the Côté Gold project. The modest reduction in the 2013 forecast from that of the previous year is due to reduced exploration activities in West Africa. The Company plans to carry out significant resource development programs at its Rosebel, Essakane and Niobec mines as well as at the Westwood development project, scheduled to begin production at the end of the first quarter 2013.

UPCOMING NEWS RELEASES

IAMGOLD will report its fourth quarter and year-end financial and operating results on February 20, 2013. The release of the Company's 2012 Mineral Reserves and Resources Statement is expected to be completed in February.

Qualified Persons
The Côté Gold mineral resource estimate for the Côté Gold Project has been carried out by Jamie Lavigne, P.Geo., Associate Principal Geologist with RPA, an independent qualified person under NI 43-101, including the verification of the data disclosed, and the review and approval of the contents of this release. Marie-France Bugnon, P.Geo., General Manager, Exploration, Canada, for IAMGOLD, a Qualified Person under NI 43-101, has supervised the collection of scientific or technical information for the property. Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD, a Qualified Person under NI 43-101, has also reviewed and approved the contents relating to the scientific and technical disclosure of this release.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with five operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP, Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.